INVEST IN **HAPPI**

Meet Happi, now selling THC beverages in 32 states and scaling rapidly


HAPPI TO MEET YOU
happi
NIGHTCAP
GLOW

happihourdrink.com Birmingham MI

LEAD INVESTOR



Chris Pappas

As a sommelier and entrepreneur in the food and hospitality space, I believed Happi was an incredible product just by the quality of ingredients, the taste and the innovative formulations. Once I met the founders Lisa and Joe and learned about their backgrounds in CPG and live entertainment, I believed they were a winning team. Coupled with the growth of the cannabis-infused beverage category, investing in Happi was an easy decision and I'm proud to be the lead investor. The recent launch of Happi's direct-to-consumer business is an exciting glimpse of what's to come in the category and testament to Lisa and Joe's adaptability.

Invested $50,000 this round & $50,000 previously

Highlights

1. Expanded with direct-to-consumer sales in 32 states in February 2023
2. Expected to generate $10M+ in revenue in 2023 (not guaranteed)
3. Experienced leadership team with previous multi-million dollar exits across cannabis & entertainment
4. Patent application filed for product formulations of first-to-market functional skus
5. Featured in Bloomberg, Forbes, BevNET, and Trend Hunter
6. First infused drink in Michigan's adult use market
7. Backed by high-profile cannabis industry veteran investors
8. Best-in-class formulations developed with industry-leading scientists

Our Team

Our Team



Joe Reynolds CEO & Co-Founder

• Founded & led Red Frog Events as CEO through a $50M+ exit • Scaled the business to Inc. Magazine's 9th fastest growing company in America • Named to Forbes' Most Promising CEOs Under 35 List • Chicago Crain's 40 Under 40

> With over 80 million Americans actively trying to reduce their alcohol consumption, we developed Happi to fill that gap and be a delicious, low-calorie, and hangover free alternative.



Lisa Hurwitz President & Co-Founder

• Served as CMO for Grassroots Cannabis through $830M Curaleaf sale in 2020 • 20 years of success building CPG brands for P&G and Kimberly-Clark • Founder of Women In Cannabis Executive Leadership Group • Chicago Crain's 40 Under 40

Pitch



FIND YOUR
happi

Investor Deck 2023

THE INFUSED BEVERAGE OPPORTUNITY...

80 million Americans
are actively trying to reduce their alcohol consumption

US $279.4B
Functional beverages market size[1]

54.31% CAGR
forecasted for infused



NORTH AMERICA CANNABIS BEVERAGES MARKET SIZE 2016–2027 (USD MILLION)[2]



forecasted for infused beverages through 2026

210.4
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026
2027

¹globenewswire.com
²www.fortunebusinessinsights.com

...JUST GOT MUCH BIGGER FOR HAPPI

THC derived from hemp, which is legal through the Farm Bill, has gained tremendous momentum in key states like Texas and Minnesota

- Allows for direct-to-consumer sales
- Allows for traditional distribution channels like liquor stores and grocery stores
- THC from hemp has the same properties as THC from the cannabis plant, but it is fully legal across the US when the THC is derived from hemp

Happi Ships to 32 States



HAPPI FACTS



happi
GLOW
BLOOD ORANGE GINGER
NIGHTCAP
TURKISH APPLE TEA
RASPBERRY HONEYSUCKLE
POMEGRANATE HIBISCUS

ALL NATURAL
100% VEGAN
MADE WITH REAL ORGANIC FRUIT
ONLY 15-30 CALORIES
FEEL HAPPI IN 12-15 MINUTES
NON-GMO & GLUTEN FREE

Ground-breaking formulations for functional beverages Glow and Nightcap address specific needs like stress and sleep with adaptogens and minor cannabinoids.

Doses range from 2.5-10mg of THC derived from hemp or cannabis, depending on the state.

Same light buzz as a glass of wine, hangover free.

Sold as a 4-pack in a carton online at happihourdrink.com or at retail stores.

WE ARE AN INDUSTRY PIONEER



Forbes
Happi Shows Michigan Consumers They Can Drink Cannabis
BEVNET
Happi Launches Cannabis-Infused Seltzer in Maine
Bloomberg
Cannabis Beverage Makers Have Alcohol Market in Their Sights



First to market in Michigan

Patent application filed covering functional product formulations

Press coverage & brand connection

The Happi brand has connected with consumers, leading to press coverage in Forbes, Bloomberg, and many more

BENZINGA BEVNET Bloomberg

Detroit Free Press Forbes

THE DAILY CANNABIS NEWS TRENDHUNTER

happi | Confidential 5

WE HAVE LAID THE FOUNDATION FOR RAPID SCALE

Best-in-Class Manufacturing SOPs

Built best-in-class manufacturing SOPs that can be implemented across markets



Marketing Tool Kit

Built a brand and marketing tool kit for simple multi-state rollout


happi

Industry-leading Formulations

First THC beverages to be infused with mushrooms and minor cannabinoids


happi
happi

happi | Confidential 6

WE ARE WELL POSITIONED WITH DIFFERENTIATED PRODUCTS


WÜNDER
CANN
LEVIA
Kin EUPHORICS
ATHLETIC BREWING CO
SEEDLIP
WHITE CLAW HARD SELTZER
Loverboy
RANCH WATER
MICRODOSE INFUSED
NON-ALCOHOLIC
ALCOHOL
FUNCTIONAL
happi
Recess
HEALTH-ADE
OLIPOP

happi | Confidential 7

WE NEED CAPITAL TO SUPPORT THE GROWTH

So we're raising up to $1 million on WeFunder to...

- Build a more inclusive investor community for Happi
- Hire key positions to execute against the growth
- Implement a wide-reaching marketing campaign across direct-to-consumer and key markets for expansion
- Support ongoing product development



ALL WITH AN EXPERIENCED LEADERSHIP TEAM LEADING THE WAY



JOE REYNOLDS, CEO

Joe founded and led Red Frog Events for 12 years as CEO and scaled the business from solo in the kitchen to Inc. Magazine's 9th fastest growing company in America with operations in 30 states and internationally.

Other Achievements:

- $50+ million exit from Firefly Music Festival
- Named to Forbes' Most Promising CEOs Under 35 list, Chicago Crain's 40 Under 40



LISA HURWITZ, PRESIDENT

While Lisa brings years of experience in cannabis as a respected leader within the industry, along with 20 years of brand-building in CPG with companies like P&G and Kimberly-Clark, and years as CMO of a cannabis MSO.

Other Achievements:

- $830 million exit from Grassroots Cannabis via sale to Curaleaf
- Chicago Crain's 40 Under 40 list

FORECAST

	1/23	2/23	3/23	4/23	5/23	6/23	7/23	8/23	9/23	10/23	11/23	12/23	2023
Revenue	–	54,600	103,200	483,672	663,342	848,750	990,931	1,104,324	1,218,556	1,431,396	1,661,746	1,913,983	10,474,499
COGS	–	25,800	49,200	306,418	420,904	538,427	624,949	687,574	747,838	871,318	1,004,068	1,148,405	6,424,899
Gross Profit	–	28,800	54,000	177,254	242,438	310,322	365,982	416,750	470,718	560,078	657,678	765,578	4,049,600
Gross Profit Margin	–	52.7%	52.3%	36.6%	36.5%	36.6%	36.9%	37.7%	38.6%	39.1%	39.6%	40.0%	38.7%
SG&A Expense	–	155,372	156,592	218,062	210,792	225,141	296,921	177,198	286,274	178,907	292,788	185,477	2,519,729
EBITDA	–	(126,572)	(102,592)	(40,807)	31,647	85,181	69,062	239,552	184,444	381,171	364,890	580,101	1,529,871
EBITDA Margin	–	-231.8%	-99.4%	-8.4%	4.8%	10.0%	7.0%	21.7%	15.1%	26.6%	22.0%	30.3%	14.6%
Headcount	–	4	4	5	5	6	6	7	7	7	7	7	7

The above slide contains forward projections which cannot be guaranteed.

